UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-08931
CUSIP NUMBER 229669106

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cubic Corporation
Full Name of Registrant

N/A
Former Name if Applicable

9333 Balboa Avenue
Address of Principal Executive Office (Street and Number)

San Diego, California 92123
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cubic Corporation (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 within the prescribed time period and is currently unable to estimate the exact date on which such filing will occur.

As discussed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2012, the Company is in the process of restating its financial statements for the years ended September 30, 2011, 2010 and 2009, the quarters ended March 31, 2012 and December 31, 2011 and each of the prior quarters of 2011 and 2010 as a result of the determination that errors were made in calculating revenues on certain long-term fixed-price development type contracts  and on certain long-term service contracts with non-U.S. Government customers.

Because the Company is in the process of restating its financial statements, the Company has not been able to complete its financial statements for the quarter ended June 30, 2012. The Company does not expect to file its Form 10-Q for the quarter ended June 30, 2012 until the restatement process has been completed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	William W. Boyle		(858) 277-6780
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2012, the Company is in the process of restating its financial statements for the years ended September 30, 2011, 2010 and 2009, the quarters ended March 31, 2012 and December 31, 2011 and each of the prior quarters of 2011 and 2010.  Until completion of the restatement process, the Company will not be in a position to provide a reasonable estimate of the changes in the results of operations for the quarter ended June 30, 2011 to the quarter ended June 30, 2012.

Cubic Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2012	By	/s/ William W. Boyle
William W. Boyle
Executive Vice President, Interim CEO and CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).